CONFORMED COPY

Whakatane Pulplog Supply Agreement

Fletcher Challenge Forests Industries Limited

Purchaser

and

Viking Global New Zealand Limited

Supplier

Date

18 December 2003

Contents

1. Interpretation 1
2. Sale and purchase of Product 4
3. Variation of Principal Agreement 4
4. Purchase Volume 4
5. Shortfall of Product 7
6. Term 7
7. Wood Council and Management of Agreements 7
8. Expert 8
9. Assignment 8
10. Confidentiality 9
11. Form of Notice 9
12. Governing Law 10
13. Miscellaneous 10

Schedule 1: Forests 13

Schedule 2: Annual Volume 14

Schedule 3: Principal Agreement 15

Schedule 4: Central North Island 16

This **Agreement** is made on 18 December 2003

between	(1)	**Fletcher Challenge Forests Industries Limited (Purchaser)**
and	(2)	**Viking Global New Zealand Limited (Supplier)**

Introduction

A. Pursuant to a sale and purchase agreement between the Purchaser, Fletcher Challenge Forests (Manufacturing) Limited, the Supplier, Kiwi Forests Group Limited and OTPP New Zealand Forest Investments Limited dated on or about the date of this Agreement (the **Sale and Purchase Agreement**), the Purchaser agreed to sell and the Supplier agreed to purchase, amongst other things, the Viking Estates.

B. The Supplier has agreed to sell to the Purchaser, and the Purchaser will purchase from the Supplier, the Product upon the terms set out in this Agreement.

C. On approximately the same date in this Agreement the Purchaser is entering into a similar agreement for the supply of Product to the Purchaser with OTPP New Zealand Forest Investments Limited (**Ancillary Whakatane Pulplog Supply Agreement**). The volume of Product to be supplied to the Purchaser under the Ancillary Whakatane Pulplog Supply Agreement comprises the balance of the Total Volume in excess of the Purchase Volume.

It is agreed

1. Interpretation

In this Agreement, unless the context indicates otherwise:

1.1 Definitions

Ancillary Whakatane Pulplog Supply Agreement shall have the meaning as ascribed to it in paragraph C of the Introduction to this Agreement;

Annual Volume means, in any Contract Year during the Committed Period, the volume in green tonnes of Product to be supplied under this Agreement in that year as set out in Schedule 2 (as adjusted under clause 4, if applicable);

Available Volume has the meaning as ascribed to that term in clause 4.2;

Availability Schedule has the meaning as ascribed to that term in clause 4.5;

Business Day means any (other than a Saturday or a Sunday) on which registered banks in New Zealand are open for business;

Central North Island means the Central North Island defined in Schedule 4;

Commencement Date means the Principal Completion Date;

Committed Period means a 15 year period from the Commencement Date;

Committed Volume has the meaning ascribed to that term in clause 4.2;

Consumer Prices Index means the quarterly Consumer Prices Index (All groups) published by Statistics New Zealand (or such other nationally accepted index of the change in the real value of money as may be agreed between the Supplier and the Purchaser) or, if such index is no longer published, such other index as mostly closely replaces the same that is acceptable to both the Supplier and the Purchaser;

Contract Year means:

(a) consecutive 12 Month periods from 1 February to 31 January during the Committed Period; and

(b) in respect of the first Contract Year, the period from the Commencement Date to the next ensuing 31 January; and

(c) if this Agreement is terminated for any reason prior to the expiry of the Committed Period, in respect of the Contract Year in which the Agreement is terminated, the period from the most recent 1 February until the date of termination;

Counterparty means the counterparty for the time being to the Principal Agreement, which at the date of this Agreement is Carter Holt Harvey Limited;

Expert shall have the meaning as ascribed to it in clause 6.1;

Forestry Block means the land forming part of a Forestry Block (as defined in the Sale and Purchase Agreement) which is included in the Viking Estates;

GST means goods and services tax payable under the Goods and Services Tax Act 1985 and/or any other value added tax on goods and/or services in respect of any supply made under this Agreement;

Inter-division Agreement means the Inter-division Agreement dated 5 October 1999 (as amended) between the Purchaser and Norske Skog Tasman Limited;

Management Fee has the meaning as ascribed to it in clause 7.2;

Month means a calendar month;

Non-transferring Forestry Block has the meaning as ascribed to it in clause 4.3;

NST Pulplog Supply Agreement means an agreement between the parties dated on or about the date of this Agreement pursuant to which the Supplier is to supply pulpwood to the Purchaser to allow the Purchaser to meet its obligations under the Inter-division Agreement;

Principal Agreement means the agreement between the Purchaser (formerly known as Tasman Forestry Limited) and Carter Holt Harvey Limited (the successor to Whakatane Board Mills Limited) dated 1 July 1988 and set out in full in the schedule to this Agreement;

Principal Completion Date shall have the meaning as ascribed to it in the Sale and Purchase Agreement;

Product means Pulplogs (which shall have the meaning as ascribed to it in the Principal Agreement);

Purchase Volume means the purchase volume described in clause 4.1;

Put Volume has the meaning as ascribed to that term in clause 4.2(c)(i);

Quarter means a consecutive period of three Months commencing on the first day of January, April, July or October during each year of the term of this Agreement, and if

required due to the Commencement Date or early termination of this Agreement being a date other than the start or end of a Quarter, means the shorter period so created;

Related Company has the meaning given to that term in section 2(3) of the Companies Act 1993;

Remaining FCF **Forestry Blocks** has the meaning as ascribed to that term in clause 4.5;

Sale and Purchase Agreement shall have the meaning as ascribed to it in paragraph A of the Introduction to this Agreement;

Supply Source means the Viking Estates;

Total Volume means, in any Year, the volume of Product which the Purchaser is obliged to supply to the Counterparty under the Principal Agreement in that year, which may not exceed 115,000 green tonnes in any such year;

Viking Estates means the forests listed in Schedule 1;

Wood Council shall have the meaning as described to it in clause 7.1; and

Year means 12 Month periods from 1 February to 31 January after the expiry of the Committed Period and where this Agreement terminates during any such 12 Month period after the expiry of the Committed Period, means the period from the most recent 1 February until the date of termination.

1.2 General references

In this Agreement, unless the context otherwise requires:

(a) **Clause, schedule, annexure:**

a reference to a clause, schedule or annexure is a reference to a clause of, schedule to, or annexure to this Agreement;

(b) **Varied document:**

a reference to this Agreement or another instrument includes any variation, novation or replacement of either of them;

(c) **Statutes:**

a reference to a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them (whether before or after the date of this Agreement);

(d) **Singular includes plural:**

the singular includes the plural and vice versa;

(e) **Person includes groups:**

the word person includes an individual, a body corporate, an association of persons (whether corporate or not), a trust, a state and an agency of state, in each case, whether or not having a separate legal personality;

(f) **Person includes successors:**

a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and

permitted assigns.

1.3 Headings

Ignore headings in construing this Agreement.

2. Sale and purchase of Product

2.1 The obligations of the parties under this Agreement are conditional in all respects (as a condition precedent) on the completion of the Sale and Purchase Agreement occurring.

2.2 Except as provided in this Agreement, the Supplier agrees to sell from the Commencement Date, and the Purchaser agrees to purchase from that date, the Product on the terms contained in this Agreement. For that purpose, clauses 2 (other than as to the volume commitment), 3, 4, 5, 6, 7, 8, 9, 18 (as it applies to pulplogs only), 22, 23, 24, 26 and the Second Schedule of the Principal Agreement shall be deemed to be incorporated into this Agreement (with all necessary modifications) and references to "TFL" therein shall be deemed to be references to the Supplier and references to "WBM" shall be deemed to be references to the Purchaser.

2.3 The Product shall be supplied from the Supply Source or from such other source as may be selected by the Supplier. The parties record their intention that, to the extent permitted by the Principal Agreement, delivery of Product shall be undertaken on an even basis in each Year, subject to normal seasonal fluctuations.

2.4 Risk in Product shall pass on delivery to the Counterparty in the manner required under the Principal Agreement, and title shall pass on payment hereunder.

3. Variation of Principal Agreement

The Purchaser shall not make any agreement (including pursuant to the exercise of any discretion) pursuant to, or grant any waiver in respect of, any provision of the Principal Agreement (including in respect of a change in supply volume, a change in specifications, any agreement as to price or pricing or the harvesting and delivery timetable for Product), or agree to any amendment to the Principal Agreement, except with the prior written consent of the Supplier (not to be unreasonably withheld or delayed). If any such agreement, waiver or amendment is made other than in compliance with this clause, then it shall not be binding on the Supplier.

4. Purchase Volume

4.1 During the Committed Period the volume of the Product to be supplied by the Supplier to the Purchaser under this Agreement in any Contract Year shall be the Annual Volume for that Contract Year (**Purchase Volume**), provided that:

(a) the Purchaser will not agree the Total Volume with the Counterparty without the prior written consent of the Supplier (which shall not be unreasonably withheld or delayed); and

(b) if the Total Volume to be supplied under the Principal Agreement in any Contract Year is less than 115,000 green tonnes, then the Annual Volume to be supplied under this Agreement for that Contract Year shall be reduced on a pro rata basis.

4.2 From the expiry of the Committed Period during each Year while this Agreement remains in force, the volume of the Product, if any, to be supplied from the Supplier to the Purchaser shall be determined as follows:

(a) Subject to the proviso to clauses 4.2(c)(iii) and 4.2(d)(i), the Purchaser shall be entitled to a right of first refusal over Product up to a maximum of the Total Volume from the Supply Source, other than Product committed to the Purchaser under the NST Pulplog Supply Agreement during each Year;

(b) Subject to the proviso to clauses 4.2(c)(iii) and 4.2(d)(i), the Supplier shall have the right to put to the Purchaser Product from the Supply Source, up to a maximum of the Total Volume from the Supply Source other than Product committed to the Purchaser under the NST Pulplog Supply Agreement, during each Year while this Agreement remains in force after the expiry of the Committed Period;

(c) The right of first refusal and put right shall apply as follows:

(i) not later than 60 days prior to the beginning of each Year, the Supplier shall notify the Purchaser in writing of its good faith estimate of the volumes of Product (**Available Volume**) that it anticipates will be available for sale during the following Year (but to a maximum of the Total Volume from the Supply Source, other than Product committed to the Purchaser under the NST Pulplog Supply Agreement) and, if it wishes to exercise its put right under clause 4.2(b), the amount of the Available Volume that it will require the Purchaser to purchase pursuant to its put right under clause 4.2(b) (**Put Volume**) at a market price for the Products to be agreed in accordance with clause 4.3;

(ii) not later than 45 days prior to the beginning of the relevant Year, the Purchaser shall, if it wishes, notify the Supplier in writing of the amount of the Available Volume it will purchase under its first right of refusal being:

(A) where Supplier has not exercised its put right, the portion of the Available Volume the Purchaser wishes to purchase; and

(B) where the Supplier has exercised its put right, any portion of the Available Volume the Purchaser wishes to purchase in excess of the Put Volume;

(the **Committed Volume**) at a market price of the Products to be agreed in accordance with clause 4.3;

(iii) if sufficient Product is actually harvested from the Supply Source during the relevant Year, the Supplier shall supply, and the Purchaser shall purchase, the amount of Committed Volume in accordance with the Purchaser's notification under clause 4.2(c)(ii) (or, if less than the Committed Volume is harvested, all the Product harvested) and/or the amount of Put Volume notified under clause 4.2(c)(i) (or, if less than the Put Volume is harvested, all the Product harvested), provided that the total volume of Product actually sold and purchased under this clause 4.2 and under the corresponding provisions of clause 4.2 of the Ancillary Whakatane Pulplog Supply Agreement shall not exceed, in any Year, the Total Volume; and

(d) (i) If in any Year the aggregate of the portion of the Available Volume the Purchaser elects to purchase under clause 4.2(a) and the portion of the available volume the Purchaser elects to purchase under its corresponding rights under the Ancillary Whakatane Pulplog Supply Agreement exceeds the Total Volume then the portion of the Available Volume under this Agreement which the Purchaser can purchase and the portion of available volume under the Ancillary Whakatane Pulplog Supply Agreement shall be reduced pro rata to the respective volumes the Purchaser has elected to purchase from the Supplier and the supplier under the Ancillary Whakatane Pulplog Supply Agreement.

(f) If in any Year the aggregate of the Put Volume put to the Purchaser under this Agreement and the put volume put to the Purchaser under the Ancillary Whakatane Pulplog Supply Agreement exceeds the Total Volume, then Put Volume under this Agreement and the put volume under the Ancillary Whakatane Pulplog Supply Agreement shall be reduced pro rata to the respective volumes put under the respective put rights.

(e) There shall be no obligation on the Supplier to offer a minimum volume of Product by way of Available Volume in any Year and, subject to clause 4.2(c)(ii), no obligation on the Purchaser to purchase a minimum volume of Product in any Year.

(f) The Purchaser shall only be entitled to use Product purchased under this clause 4.2 to supply the Counterparty under the Principal Agreement, and the Supplier may refuse to supply any Product to be used for any other purpose.

4.3 The market price of the proportion of the Available Volume to be purchased by the Purchaser pursuant to clause 4.2(c) will be agreed Quarterly. Not later than 20 Business Days prior to the commencement of each Quarter, the Supplier shall advise the Purchaser of its price for Product for the following Quarter. If the Purchaser accepts that price, then all sales and purchases under the first right of refusal and put right in that Quarter shall be undertaken at that price. If the Purchaser does not accept that price, then the parties shall enter into negotiations to endeavour to agree the price (in dollars per tonne). Upon agreement of the price, the price will be fixed for that Quarter. In negotiating the price the parties shall act in good faith and must have regard to the volume of Product being dealt with and the open market prices in the Central North Island for pulplogs. Where the parties are unable to agree on the prices for any Quarter by the commencement date of that Quarter, the first right of refusal and put right shall cease for that Quarter.

4.4 From the Commencement Date, any Forestry Block that is not transferred by the Purchaser to the Supplier under the Sale and Purchase Agreement on the Principal Completion Date (a **Non-transferring Forestry Block**) shall be managed under the clause 4.9 of the Sale and Purchase Agreement pursuant to which the Non-transferring Forestry Blocks shall be managed on behalf of the Purchaser for up to 7 Months from the Principal Completion Date. The parties agree that, during this period of a maximum of 7 Months, the Supplier shall have the right to provide Product to the Purchaser from the Non-transferring Forestry Blocks and such provision of Product shall be deemed to contribute towards the Purchase Volume, but such Product shall not be supplied by the Supplier or purchased by the Purchaser under this Agreement and accordingly the terms of this Agreement shall not apply to such Product, except that such Product provided shall comply with the specifications in the Second Schedule to the Principal Agreement.

4.5 At the expiry of the period of a maximum of 7 Months referred to in clause 4.4, the parties shall review the Non-transferring Forestry Blocks which have not been transferred to the Supplier as at that date (**Remaining FCF Forestry Blocks**) and will carry out an assessment of the effect that the Remaining FCF Forestry Blocks will have on the volume of Product to be harvested from the Supply Source during each Contract Year during the Committed Period as determined by the parties from a forecast woodflow availability schedule for the Supply Source for the Committed Period agreed between the parties or, failing agreement within 10 Business Days of the parties first attempting to do so, determined by the Expert referred to in clause 8 of this Agreement (such schedule as agreed or determined, the **Availability Schedule**). In relation to each Contract Year, if the volume of Product to be harvested from the Remaining FCF Forestry Blocks:

(a) does not exceed 5% by volume in tonnes of the annual harvest volume of Product for a Contract Year determined in accordance with the Availability Schedule, then no adjustment shall be made to the Purchase Volume for that Contract Year; and

(b) does exceed 5% by volume in tonnes of the annual harvest volume of Product for a Contract Year in accordance with the Availability Schedule, then the Purchase Volume shall be reduced for each relevant Contract Year by the volume of Product to be

harvested from those Remaining FCF Forestry Blocks during that Contract Year as determined from the Availability Schedule.

5. Shortfall of Product

For the avoidance of doubt, in the event that the Supplier is unable to supply the volume of Product required in any Month under this Agreement from the Supply Source, the Supplier may, at its option, purchase Product from an alternative source to make up the shortfall. Should the Supplier fail to provide Product from an alternative source, the Purchaser may, at its option, purchase Product from an alternative supplier to make up the shortfall. The Supplier shall compensate the Purchaser for any loss arising as a result of a delivery shortfall in accordance with, and to the extent required, by the Purchaser's statutory and common law rights.

6. Term

6.1 This Agreement shall commence on the Commencement Date and shall, subject to clause 6.2, continue until the earlier of:

(a) the 25th anniversary of the Commencement Date;

(b) the termination for any reason of the Principal Agreement.

6.2 If at the date this Agreement would terminate pursuant to the provisions of clause 6.1(a) the NST Pulplog Supply Agreement has terminated, then this Agreement shall not terminate on that date but shall continue until terminated pursuant to the provisions of clause 6.1(b).

6.3 The Supplier may terminate this Agreement if the Purchaser fails to pay any amount payable to the Supplier by the due date, and such payment is not received within 20 Business Days of written notice from the Supplier requiring payment, provided this clause 6.3 shall not apply to any amount which is the subject of a bona fide dispute between the parties.

6.4 Notwithstanding the foregoing, clauses 4.1, 4.4, 4.5, 5 and 7 shall terminate on the last day of the Committed Period and be of no further force or effect thereafter.

7. Wood Council and Management of Agreements

7.1

(a) Prior to the Commencement Date, each of the parties shall appoint a representative to a committee to comprise of three persons being the representatives of each of the parties and a representative of OTPP New Zealand Forest Investments Limited (the **Wood Council**);

(b) The Wood Council shall meet each Quarter to discuss in good faith and ensure effective co-ordination, administration and management of this Agreement, the Ancillary Whakatane Pulplog Supply Agreement and the Purchaser's ongoing obligations under the Principal Agreement;

(c) The Purchaser shall ensure that each of the Ancillary Whakatane Pulplog Supply Agreement throughout their respective terms contain a provision similar to this clause 7.1 requiring OTPP New Zealand Forest Investments Limited to have their respective representatives participate in the Wood Council.

7.2 The Supplier shall pay the Purchaser a management fee (the **Management Fee**) for co-ordinating and managing this Agreement and the Purchaser's ongoing obligations under

the Principal Agreement. The Management Fee will be payable quarterly in arrears with the first payment being at the end of the first complete quarter after the Commencement Date. The Purchaser will issue an invoice to the Supplier for each quarterly Management Fee payment within five Business Days after the end of each quarter. Each invoice will be payable in full by the Supplier on or prior to the 20th day of the Month following the quarter to which the invoice relates.

7.3 The Management Fee in respect of the first Contract Year shall be $12,500 plus GST, and shall thereafter be increased with effect from each anniversary of the Commencement Date by a percentage equal to any positive percentage change in the Consumer Price Index for the 12 months ending on the last day of the September immediately preceding such anniversary. If the change in the Consumers Prices Index over the relevant 12 month period is zero or negative, there shall be no change in the Management Fee from that applying during the previous year.

8. Expert

8.1 For the purposes of clause 4.5, clause 24 of the Principal Agreement shall not apply and the following provisions shall apply in lieu thereof:

(a) the parties shall, by agreement, appoint an independent expert for the purposes of resolving the dispute (the **Expert**). If the parties are unable to agree upon the Expert to be appointed at any time within 10 Business Days of first attempting to do so, the Expert shall be appointed by the Chairman of the Consultants Committee of the New Zealand Institute of Forestry;

(b) the Expert shall be asked to provide his determination as soon as possible;

(c) any determination by the Expert shall be final and binding on the parties;

(d) the Expert's costs shall be borne equally by the parties.

8.2 For any dispute other than a dispute under clause 4.5, the provisions of clause 24 of the Principal Agreement shall apply.

9. Assignment

The following provisions shall apply in respect of assignments:

(a) Either party may assign its rights or transfer its obligations under this Agreement to any other person or entity with the prior written consent of the other party, such consent not to be unreasonably withheld or delayed. Any change in the legal or beneficial ownership or the effective management or control of a party (which shall not in relation to the Purchaser include a change of control resulting from any change of control of Fletcher Challenge Forests Limited whilst it is listed on any applicable stock exchange) shall be deemed to be an assignment requiring the other party's prior written consent.

(b) The Supplier may novate all or any of its rights and obligations under this Agreement to one or more third parties with the prior written consent of the Purchaser, which may not be unreasonably withheld or delayed, provided that the Purchaser may take into account the number of novatees and the ability of those novatees to jointly meet the obligations of the Supplier under this Agreement and if, in the Purchaser's reasonable opinion, such novation would cause material economic harm to the Purchaser, the Purchaser may withhold its consent. If the Supplier sells all, or a material part, of its interest in the Supply Source, the Purchaser may require the Supplier novate and transfer its rights and obligations under this Agreement to the new owner(s) of these interests by procuring the new owner to enter into a deed of covenant with the

Purchaser, the form of which is to be approved by the Purchaser (acting reasonably and promptly), agreeing to be bound by the terms of this Agreement. A sale of an interest in the Supply Source which will or could reasonably be expected to affect the ability of the Supplier to meet its supply commitments under this Agreement shall be deemed to be a sale of a material part of the Supply Source for the purposes of this clause 9(b).

(c) Where parts of the Supply Source have been sold to new owner(s) (and such new owners have been novated rights and obligations under this Agreement) a reasonable mechanism shall be put in place by the Supplier between the Supplier and the new owner(s) for dividing up responsibility for meeting the required volumes which shall require to be approved by the Purchaser, acting reasonably and without delay.

10. Confidentiality

The parties each acknowledge that they will obtain access to confidential information of the other (**Confidential Information**) and shall at all times keep confidential and not directly or indirectly make or allow any disclosure or use to be made of any oral or written Confidential Information relating to the other party, the other party's operations or subject matter of this Agreement except to the extent:

(a) required by law or the rules of any relevant stock exchange and then, to the extent applicable, only after advising the other party of that requirement; or

(b) necessary to obtain the benefit of, or to carry out obligations under the Principal Agreement, including any dealings the Supplier has with the Counterparty or in respect of the Sale and Purchase Agreement; or

(c) that the information is or becomes available in the public domain without breach by the other party of its confidentiality obligations under this clause or at law; or

(d) that the information was already known to the third party on a non-confidential basis prior to disclosure to it; or

(e) that the other party otherwise agrees in writing; or

(f) required by the Supplier in respect of disclosure to a purchaser from it of any interest in the Supply Source (or any part thereof) or by the Purchaser in respect of disclosure to a purchaser of any of the Purchaser's mills or processing assets or those of any of its Related Companies, a proposed assignee of the Purchaser's rights and obligations under the Principal Agreement or as is necessary in relation to dealing with the Counterparty to the Principal Agreement, provided that in each case appropriate confidentiality undertakings are first obtained from all intended recipients of Confidential Information; or

(g) required by Fletcher Challenge Forests Limited in respect of disclosure required by any applicable law to any offeror under an offer for part or all of Fletcher Challenge Forests Limited's voting securities.

11. Form of Notice

Each notice or other communication under this Agreement is to be in writing, is to be made by facsimile, personal delivery or by post to the addressee at the facsimile number or address, and is to be marked for the attention of the person or office holder (if any), from time to time designated for the purpose by the addressee to the other party. The initial number, facsimile number, address and relevant person or office holder of each party is set out under its name at the end of this Agreement. No communication is to be effective until received. A communication will, however, be deemed to be received by the addressee:

(a) in the case of a facsimile, on the Business Day on which it is despatched or, if despatched after 5pm (in the place of receipt) on a Business Day or, if despatched on a non-Business Day, on the next Business Day after the date of despatch;

(b) in the case of personal delivery, when delivered; and

(c) in the case of a letter, on the third Business Day after posting by airmail.

12. Governing Law

The Agreement shall be construed in accordance with and governed by the laws of New Zealand and the parties irrevocably and unconditionally agree to submit to be and be bound by the non-exclusive jurisdiction of the courts and tribunals of New Zealand in respect of any proceedings arising out of the Agreement.

13. Miscellaneous

13.1 In the event of any conflict between a provision of this Agreement and a provision of the Principal Agreement, the provisions of this Agreement shall in all cases prevail.

13.2 Nothing contained in this Agreement will or is to be construed as creating a partnership, joint venture or any similar arrangement between the parties.

13.3 This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, undertakings, negotiations and discussions, whether written or oral.

13.4 This Agreement may not be amended, and no provision may be waived, except by written agreement between the parties to this Agreement.

13.5 This Agreement may be executed in counterparts, including facsimile copies, and when each party has executed a counterpart, each of such counterparts will be deemed to be an original and when taken together will constitute one and the same agreement.

Execution

Executed as an agreement.

Fletcher Challenge Forests Industries Limited by

"John Anthony Dell"	"Paul Malcolm Gillard"
Director	Director
John Anthony Dell	Paul Malcolm Gillard
Print Name	Print Name

Address of Fletcher Challenge Forests Industries Limited

Address	8 Rockridge Avenue Penrose **Auckland**	**Facsimile**	0064 9 571 9970
Attention	Chief Executive		

Viking Global New Zealand Limited by

"Robert W Hagler"
Director

Robert W Hagler
Print Name

"Douglas W Charles"
Witness Signature

Douglas W Charles
Print Name

Managing Director
Witness Occupation

Boston MA USA
Place of residence

Address of Viking Global New Zealand Limited

Address	30 D Catoctin Circle Leesburg, Virginia 20175 USA	**Facsimile**	+1 703 669 9225
Attention	Bob Hagler		
Copy to	Russell McVeagh Level 30, Vero Centre 48 Shortland Street Auckland, New Zealand	**Facsimile**	+64 9 367 8596
Attention	Simon Horner		

Schedule 1: Forests

For #	forest code	forest	Block Name(s)	Tenure	Comments
1	AKAR	akaroa downs	akaroadowns	FH	
5	BRCA	broadlands	broadlands	FH	To the extent owned by Viking
10	DBCR	double crossing	doub ecrossing	FH	
13	GAMM	gammons/ngawaro	gammons, ngawaro	FH	To the extent owned by Viking
17	HERE	herepuru	herepuru	FH	To the extent owned by Viking
29	MAMT	sf3	sf3	CL	To the extent owned by Viking
31	MANW	manawahe	manawahe	FH	
56	ORPI	oropi	oropi	FH	
71	RIDG	ridge	ridge	FH	To the extent owned by Viking
73	RO3V	rotoiti 3v3	rotoiti3v3	FH	To the extent owned by Viking
85	SF18	sf18	sf18	CL	To the extent owned by Viking
86	SF28	sf28	sf28	CL	To the extent owned by Viking
90	SUNV	sunvalley	sunvalley	FH	
100	TAUH	tauhara	tauhara, opepenth, puteo	FH	To the extent owned by Viking
104	TEKR	te karaka	tekaraka	FH	
115	TMAT	te matai	tematai/h	FH	To the extent owned by Viking
125	WAIO	waiotahi	waiotahi/swan	FH	To the extent owned by Viking

Schedule 2: Annual Volume

	Tonnes (000s)
2004	16
2005	18
2006	16
2007	18
2008	8
2009	20
2010	3
2011	6
2012	11
2013	12
2014	9
2015	15
2016	11
2017	0
2018	0

Schedule 3: Principal Agreement

Head Contract dated 1 July 1988 between Elders Resources + Tasman Forestry Ltd and Fletcher Challenge Ltd

ANNEXURE C

AGREEMENT made this day of 1988 BETWEEN TASMAN FORESTRY LIMITED a duly incorporated company having its registered office at Kawerau (hereinafter called "TFL") of the one part AND WHAKATANE BOARD MILLS LIMITED a duly incorporated company having its registered office at Auckland or its Successors (hereinafter called "WBM") of the other part WHEREAS TFL agrees to sell and WBM agrees to purchase pulplogs (hereinafter called "the said pulplogs") at WBM's pulpmill at Whakatane (hereinafter called "the said pulpmill") in the quantities and at the prices and on the terms and conditions hereinafter set forth.

AND WHEREAS TFL agrees to sell and WBM agrees to purchase wood chips (hereinafter called "the said wood chips") at the said pulpmill in the quantities and at the prices and on the terms and conditions hereinafter set forth.

NOW THEREFORE IT IS HEREBY AGREED AND DECLARED by and between the parties hereto as follows:

1. Period of Agreement

This Agreement shall commence on the 1st day of February 1988 and shall continue until determined under the provisions of Clause 26 hereof.

2. Sale and Purchase of Pulplogs

(1) TFL hereby agrees to sell to WBM at the said pulpmill and only for use at the said pulpmill and WBM agrees to purchase from TFL the said pulplogs at the said pulpmill during each year of this Agreement. The said pulplogs shall be Pinus radiata or as otherwise agreed by the parties hereto. The quantity of pulplogs to be bought and sold in each year of this Agreement shall be up to ninety five thousand (95,000) green tonnes per annum in each of the years 1 February 1988 to 31st January 1989 and 1 February 1989 to 31 January 1990 and shall be up to One hundred and fifteen thousand (115,000) green tonnes per annum for the yearly period commencing on 1st February 1990 and each subsequent year commencing 1st February.

EXCEPTING THAT if WBM or any associated or subsidiary or parent company of WBM shall before 31 January 1998 purchase pulplogs from non WBM associated forests and mills within a 50 kilometre radius of the said pulpmill for use at the said pulpmill the annual quantity to be

bought and sold under the terms of this Agreement shall be reduced by the green tonnage of the pulplogs so purchased provided Tasman is in a position to supply the pulplogs.

3. Supplies of Pulplogs

Subject to the provisions of Clause 18 hereof TFL shall supply and WBM shall take hereunder the said pulplogs at the said pulpmill at an even and uniform weekly rate (or as near thereto as practical) during each year of this Agreement except during the period from the middle of December to the middle of January in each year of this Agreement when TFL's staff and/or the staff of WBM may be on annual holidays and production of pulplogs and/or the demand for pulplogs may be low.

4. Weighing of Pulplogs

The said pulplogs shall be loaded on to trucks by TFL and the loaded trucks shall proceed to such weighbridge as may be approved by the parties hereto and thence to the said pulpmill. The said pulplogs shall not be removed from such trucks until they have been weighed and a docket issued to the drivers to show the gross and tare weight of each load.

5. Specification of Pulplogs

The said pulplogs shall be of such sizes and characteristics as described in the SECOND SCHEDULE hereto or of more favourable specification.

6. Price of Pulplogs and Payment

(1) The price payable by WBM for the said pulplogs ("the pulplogs price") shall be $42.82 per green tonne delivered at the said pulpmill until 30 June 1988.

(2) The pulplogs price payable for the year commencing 1 July 1988 and for each subsequent year of this Agreement shall be set by a review ("the review") carried out by TFL and WBM before 30 April in such year.
EXCEPTING THAT both parties may agree not to review the pulplogs price to apply for the year commencing on the relevant 1 July in which case the pulplogs price shall remain at the level applying on the 30 June directly preceding the relevant 1 July.

(3) For the purpose of determining the pulplogs price at any review made under the provisions of subclause 6(2) above the price shall be the fair landed market price for similar material purchased in the region by pulp and paper mills.

7. <u>Ownership of Pulplogs</u>

Subject to the conditions of clause 2 hereof the said pulplogs shall be deemed to have been purchased and delivered and the property therein to have passed to WBM when the said pulplogs are unloaded at the said pulpmill.

8. <u>Records of Deliveries</u>

1. Records of deliveries shall be kept in a manner agreed by the parties.

2. At the end of each month during the term of this Agreement TFL shall furnish WBM with a summary of the aggregate weight of pulp logs delivered during such month together with an amount for the total amount payable therefore.

9. <u>Method of Payment for Pulplogs</u>

WBM shall make payment for pulplogs sold and purchased during each month of this Agreement to TFL on normal monthly commercial terms.

10. <u>Sale and Purchase of Wood Chips</u>

TFL hereby agrees to sell to WBM at the said pulpmill and only for use at the said pulpmill and WBM agrees to purchase from TFL the said wood chips at the said pulpmill during the term of this Agreement subsequent to the closure (as evidenced by the removal or dereliction of machinery and/or by the permanent departure of staff and workers associated with the production of sawn lumber) of the sawmill situated at the WBM premises at Whakatane.

The quantity of wood chips to be bought and sold under this Agreement shall be at the yearly rate of up to twenty five thousand (25,000) green tonnes

<u>EXCEPTING THAT</u> if WBM or any associated or subsidiary or parent company of WBM shall before 31 January 1998 purchase wood chips within a 50 kilometre radius of the said pulpmill for use at the said pulpmill the annual quantity to be bought and sold under the terms of this Agreement shall be reduced by the green tonnage of the wood chips so purchased.

11. <u>Supplies of Wood Chips</u>

Subject to the provisions of Clause 18 hereof TFL shall supply and WBM shall take hereunder the said wood chips at the said pulpmill at an even and uniform weekly rate (or as near thereto as practical) during each year of this Agreement except during the period from the middle

of December to the middle of January in each year of this Agreement when TFL's staff and/or the staff of WBM may be on annual holidays and production of chips and/or the demand for chips may be low.

12. Weighing of Wood Chips

The said wood chips shall be loaded on to trucks by TFL and the loaded trucks shall proceed to such weighbridge as may be approved by the parties hereto and thence to the said pulpmill. The said wood chips shall not be removed from such trucks until they have been weighed and a docket issued to the drivers to show the gross and tare weight of each load.

13. Specification of Wood Chips

The said wood chips shall be of such sizes and characteristics as described in the FIRST SCHEDULE hereto or of more favourable specification .

14. Price of Wood Chips and Payment

(1) The price payable by WBM for the said wood chips ("the woodchip price") shall be $53.18 per green tonne delivered at the said pulpmill until 30 June 1988.

(2) The woodchip price payable for the year commencing 1 July 1988 and for each subsequent year of this Agreement shall be set by a review ("the review") carried out by TFL and WBM before the relevant 30 April in each year.

EXCEPTING THAT both parties may agree not to review the woodchip price to apply for the year commencing on the relevant 1 July in which case the woodchip price shall remain at the level applying on the 30 June directly preceding the relevant 1 July.

(3) For the purpose of determining the woodchip price at any review made under the provisions of subclause 14(2) above the price shall be the fair landed market price for similar material purchased in the region by pulp and paper mills.

15. Ownership of Wood Chips

Subject to the conditions of clause 10 hereof the said wood chips shall be deemed to have been purchased and delivered and the property therein to have passed to WBM when the said wood chips are unloaded at the said pulpmill.

16. Records of Deliveries

Records of deliveries shall be kept in a manner agreed by the parties.

17. Method of Payment for Wood Chips

WBM shall make payment for wood chips sold and purchased during each month of this Agreement to TFL on normal monthly commercial terms.

18. Programmes to be notified and agreed

WBM shall agree with TFL a programme of supply prior to 30th April in respect of each year commencing the following 1st July. The said programme of supply shall provide details of quantities of pulplogs and woodchips (if WBM shall be entitled to purchase woodchips under the terms of this agreement) required in the following year and the allocation of the quantities into weekly and monthly periods and details of mill shuts and details of any other matter likely to affect the uptake of pulplogs and chips by WBM. The parties shall confer as convenient before the commencement of the relevant year to agree and finalise the said programme of supply which shall thereafter be operated as the annual programme but subject to the provisions of clause 19 hereof.

19. Rights of Parties not Affected

If either party hereto shall grant to the other party any time or indulgence or waive any particular breach hereof on the part of the other party the same shall not affect or prejudice either party's rights under this Agreement or be deemed to be a continuing waiver.

20. Notices

All accounts, demands, notices and other communications provided for or permitted hereunder shall be sent by certified or registered air-mail with postage prepared or by hand delivery by telex or by facsimile as follows:

20.1 if to TFL, to it at:

Ngahere House
Vaughan Road
ROTORUA

Telex No: NZ 21658
Facsimile No: (073) 475 755

20.2 if to WBM, to it at:

WHAKATANE

Telex No:
Facsimile No:

or to such other address or person as any party may specify by notice in writing to the others. All such notices or communications shall be deemed to have been duly given or made (i) five days after being deposited in the mail with air-mail postage prepaid or (ii) when delivered by hand or (iii) if telexed when answer-back received or (iv) if sent by facsimile, when receipt is confirmed by recipient.

21. Assignment to be Approved

TFL shall not assign transfer or in any manner whatsoever part with any benefit or rights conferred on it under this Agreement unless the consent of WBM in writing has been first had and obtained which consent shall not be unreasonably or arbitrarily withheld and prior to any transfer or other disposition of shares in TFL whereby the management or control of TFL may be changed, TFL will ensure that the transferee accepts, and is capable of performing, the terms and conditions of this Agreement.

22. Powers on Default

If either party hereto makes default hereunder or fails to comply with any of the obligations imposed by this Agreement then the other shall be at liberty immediately to determine this Agreement PROVIDED HOWEVER that neither party hereto shall be entitled to determine this Agreement unless and until the other shall have failed to rectify any such default for a period of two (2) months after notice in writing specifying such default.

23. Force Majeure

23.1 Neither TFL nor WBM shall be liable for any delay or failure in the performance of any obligation or the exercise of any right under this Deed or for any loss or damage (including indirect or consequential loss or damage) therefrom if such performance or exercise is prevented or hindered in whole or in part by reason of its compliance with any order or request of any governmental, provincial, local public or military authority or person purporting to act therefor or by reason of acts of God, fire, explosions, earthquakes, volcanic eruptions, storms, wars, hostilities, public disorders, quarantine restrictions, embargoes, strikes or other disturbances, or by reason of any other cause beyond its control whether or not similar to any of the foregoing. Nothing contained herein shall excuse payment of any money due or which becomes due under this Deed.

23.2 The rights and obligations of either party hereunder which are affected by any contingency described or referred to in sub clause 24.1 above shall be suspended during the continuance of such contingency, and either party claiming to be affected by such a contingency shall give immediate notice to the other party containing full particulars thereof. The party giving notice hereunder shall take all reasonable steps to mitigate the effects thereof and remove such contingency provided that neither party shall be required to remove any such contingency if to do so would require it contrary to its judgment to settle a strike or labour dispute or otherwise submit to the demands of opposing parties.

24. Expert

In the event of there being any dispute between TFL and WBM as to the rights obligations or interests of either of them under this Deed the dispute shall be determined by the Expert who shall act therein as an expert and not as an arbitrator and whose determination shall be final and binding on TFL and WBM and whose costs shall be borne by the party determined by the Expert or otherwise by TFL and WBM in equal shares.

25. Determination

This agreement shall be determined and be at an end if the said pulpmill shall cease producing pulp and the cessation is made with the intention of being permanent as evidenced by the removal or dereliction of machinery and/or by the departure of staff and workers associated with the production of pulp.

26. Interpretation

In this Deed, whenever the context admits, each of the following expressions shall have the following meanings:

"Expert" means Len Wilson of Groome Poyry Limited or such other person as TFL and WBM shall agree upon.

"Successors" in relation to WBM shall extend to and include any person carrying on the business of a pulpmill and any associated activity on all or any parts of the site on which WBM carries on such business at the date hereof.

IN WITNESS WHEREOF these presents have been executed the day and year first hereinbefore written.

THE COMMON SEAL of TASMAN FORESTRY LIMITED was hereunto affixed in the presence of:	))))

______________________ Director

______________________ Secretary

THE COMMON SEAL of WHAKATANE BOARD MILLS LIMITED was hereunto affixed in the presence of:	)))))

______________________ Director

______________________ Secretary

FIRST SCHEDULE

SPECIFICATION FOR PULPWOOD CHIPS

WHAKATANE BOARD MILLS

Chip Size

1. Aim grain length: 19 mm

2. Size Distribution: When screened on the test screens set out below the results of the screening shall be as indicated:

Test Screen	Amount Retained
45 mm roundhole screen	Less than 1% (applied only to unscreened chips)
10 mm thickness screen	
8 mm thickness screen	
6 mm thickness screen)	Greater than 88%
7 mm roundhole screen)	
3 mm roundhole screen)	Less than 3.5%
Dust Tray)	

Chip Shive Number: - less than 10

Chip shive no = (weight % retained on 10 mm screen x 1.50)
+ (weight % retained on 8 mm screen x 0.34)
+ (weight % retained on 6 mm screen x 0.26)

3. Sawdust: Must not be included in the chip supply.

4. Bark Content: Chips must be produced from debarked logs or slabs.

Aim bark content 0% by weight
Maximum limit 0.5% by weight

Note

a. Supplies showing bark content of 1% or greater will be rejected to waste without redress.

b. Supplies showing bark content between 0.5 and 1.0% will be called to scrutiny and may incur a penalty.

5. Species: P. radiata or such other species as may be otherwise agreed.

6. Foreign Matter: The chips as delivered must not contain ferrous or non-ferrous metal objects, gravel, stones or sand. Large or small pieces of timber are not permitted. Pieces of rope, plastic, rubber, rags, canvas or any other fibrous material are not permitted.

SECOND SCHEDULE

PULPLOG SPECIFICATION

P. 1. Log Lengths "L"

Random lengths minimum 1.8 metres, maximum 10.0 metres in 900 mm multiples.

P. 2. Log Diameter "D"

Small end diameter (S.E.D.) no less than 10 cm (4") under bark.
Large end diameter (L.E.D.) no more than 40 cm (16") under bark.

P. 3. Log Trimming and Form

P. 3.1 Dry and Wet rots, fungal growths, insect and larval infestation not permitted in the wood or in or under the bark.

No wire or other material to be imbedded in log.

Burning damage sufficient to make the log unsuitable for utilisation due to charring of wood or bark is not acceptable.

Flush trimmed branchs, no broken ends allowed.

P. 3.2 Fork is not permitted.

P. 3.3 Major Defects

Defects shall be considered on their merits and any grossly deformed and/or damaged log shall be rejected.

P. 3.4 Log Marking

At least four (4) logs per load to be marked with the date the logs were produced and the logging gang number or contractor's name. No other grade marking is required.

4. Species

P. radiata or such other species as may be agreed.

Schedule 4: Central North Island

CENTRAL NORTH ISLAND


Auckland
(included)
Tauranga
Napier
(included)
Wanganui
(included)
Wellington